Exhibit 99.1 Unlocking the Powerful Immune Properties of the Skin to Offer Innovative Treatments to Patients January 2020Exhibit 99.1 Unlocking the Powerful Immune Properties of the Skin to Offer Innovative Treatments to Patients January 2020

Safe Harbor This presentation contains forward looking statements including, but not limited to, statements concerning the outcome or success of DBV’s clinical trials; its ability to successfully gain regulatory approvals and commercialize products; its ability to successfully advance its pipeline of product candidates; the rate and degree of market acceptance of its products; and its ability to develop sales and marketing capabilities. Forward looking statements are subject to a number of risks, uncertainties and assumptions. Moreover, DBV operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for DBV’s management to predict all risks, nor can DBV assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially fromthose containedinany forwardlookingstatementsit may make. In light of these risks, uncertainties and assumptions, the forward looking events and circumstances discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. You should not rely upon forward looking statements as predictions of future events. Although DBV believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward looking statements will be achieved or occur. Moreover, except as required by law, neither DBV nor any other person assumes responsibility for the accuracy and completeness of the forward looking statements. Forward looking statements in this presentation represent DBV’s views only as of the date of this presentation. DBV undertakes no obligation to update or review any forward looking statement, whether as a result of new information, future developments or otherwise, except as required by law. Epicutaneous immunotherapy and Viaskin® Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. 2Safe Harbor This presentation contains forward looking statements including, but not limited to, statements concerning the outcome or success of DBV’s clinical trials; its ability to successfully gain regulatory approvals and commercialize products; its ability to successfully advance its pipeline of product candidates; the rate and degree of market acceptance of its products; and its ability to develop sales and marketing capabilities. Forward looking statements are subject to a number of risks, uncertainties and assumptions. Moreover, DBV operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for DBV’s management to predict all risks, nor can DBV assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially fromthose containedinany forwardlookingstatementsit may make. In light of these risks, uncertainties and assumptions, the forward looking events and circumstances discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. You should not rely upon forward looking statements as predictions of future events. Although DBV believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward looking statements will be achieved or occur. Moreover, except as required by law, neither DBV nor any other person assumes responsibility for the accuracy and completeness of the forward looking statements. Forward looking statements in this presentation represent DBV’s views only as of the date of this presentation. DBV undertakes no obligation to update or review any forward looking statement, whether as a result of new information, future developments or otherwise, except as required by law. Epicutaneous immunotherapy and Viaskin® Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. 2

Pioneering a New Class of Immunotherapy We are focused on discovering, developing and commercializing our novel skin immunotherapy product candidates using our proprietary Viaskin® Technology Platform TM • Epicutaneous immunotherapy (EPIT ) targets the immune system via intact skin with the Viaskin patch • Antigen does not enter the bloodstream, as observed in animal models • EPIT has the potential to modify the immune response in a durable way to provide clinically meaningful desensitization over time for treating food allergies • Proprietary manufacturing equipment and process designed, engineered and developed by DBV 3 Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.Pioneering a New Class of Immunotherapy We are focused on discovering, developing and commercializing our novel skin immunotherapy product candidates using our proprietary Viaskin® Technology Platform TM • Epicutaneous immunotherapy (EPIT ) targets the immune system via intact skin with the Viaskin patch • Antigen does not enter the bloodstream, as observed in animal models • EPIT has the potential to modify the immune response in a durable way to provide clinically meaningful desensitization over time for treating food allergies • Proprietary manufacturing equipment and process designed, engineered and developed by DBV 3 Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

Merging Science and Technology to Develop Novel Viaskin Technology Platform



Electrospray: patented patch manufacturing technology that allows for **precise antigen deposits without adjuvants**


Novel Viaskin Technology Platform
EPIT Activates the Immune System Through Intact Skin
Applied Epicutaneously



Patented electrostatic patch with condensation chamber allows the antigen to penetrate upper layer of epidermis

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

4

Dioszeghy V, et al. *J Immunol.* 2011;186:5629-5637. Mondoulet L, et al. *Immunotherapy.* 2015;7:1293-1305.

Significant Achievements in 2019 Provide Path to Potential U.S. Approval of Viaskin Peanut in 2H 2020

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2019

- ✓ **Viaskin Peanut BLA accepted for review by US FDA on Oct. 4, 2019**
- ✓ **Expansion of leadership team to meet needs of evolving organization**
- ✓ Ramzi Benamar joined as CFO on Jan. 6, 2020, bringing deep biotechnology financial operations experience
- ✓ Dr. Pharis Mohideen joined as CMO, bringing extensive clinical drug development experience
- ✓ Adam Slatter joined as Head of Quality, PAI readiness preparation underway
- ✓ **Increased cash position to support Viaskin Peanut pre-commercialization**
- ✓ Cash position of €195.8M as of 3Q 2019*

1H 2020

- ✓ **PEOPLE 3-year results showed durable, long-term clinical benefit with an additional two years of treatment**
- **EPITOPE Part A results and expectations for enrollment completion of Part B**
- **Anticipated Viaskin Peanut FDA Advisory Committee**

2H 2020

- **Viaskin Peanut Target Action Date of August 5, 2020**
- **Potential US launch of Viaskin Peanut, if approved**
- **Potential EMA filing for Viaskin Peanut**

- ***Organizational structure in place to support evolution into a potential commercial-stage company***
- ***U.S. launch preparation ongoing with experienced commercial team in place in Summit, NJ***

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

*3Q 2019 cash position of €73.0 million + approximately €122.8 million in net proceeds from October 2019 financing

5

Peanut Allergy Places Major Burden on Patients, Families and Society

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Significant Prevalence Especially in Children	• **859,000 children** ages 4-11 are diagnosed with peanut allergy in the United States[1] • Most peanut allergy patients are diagnosed by 5 years of age and **80% will not outgrow** their allergy[2] • All **peanut-allergic children** are at risk of having a severe life-threatening reaction, even if they've had only mild reactions in the past[3]
Direct & Indirect Costs Are Major Burden to Health Care	• **23% of patients** with peanut allergy **visit the ER annually** for food allergy events[4] and **every three minutes** a child goes to the emergency room for an allergic reaction to food[5] • **$4.3B in direct medical costs** each year for food allergy in the United States[6] • The estimated indirect economic cost of any food allergy in US children at more than **$20 billion annually**[7]
Peanut Allergy Quality of Life is Impacted	• Fear of life-threatening reactions triggered by everyday activities leads **to increased anxiety and decreased quality of life for patients and their families**[8, 9, 10] • More than 50% of parents have missed important school functions, altered vacation plans and left a restaurant because of their child's food allergy[11] • When asked how often parents think about their child's food allergy, 82% say it's always in the back of their minds[11]

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

1. Data on file. DBV analytics. 2. FARE Peanut Allergy; Neuman-Sunshine 2012; Skolnick 2001. 3. Boyce (NIAID Guidelines) 2010, 4. 2019 Gupta et al Caregiver Survey (0-18YO) 5. Clark S, Espinola J, Rudders SA, Banerji, A, Camargo CA. Frequency of US emergency department visits for food-related acute allergic reactions. J Allergy Clin Immunol. 2011; 127(3):682-683 6. Gupta JAMA Pediatrics 2013. 7. Cannon, H. Eric, PharmD, FAMCP. The Economic Impact of Peanut Allergies. AJMC, 2012. 8. Greenhawt M, et al. Ann Allergy Asthma Immunol. 2018; 121: 575-579. 9. Stallings VA, Oria MP. National Academies Press (US). 2017. 10. Birdi G, et al. J Allergy (Cairo). 2016; 2016:1497375. 11. Asthma and Allergy Foundation of America. (2019). My Life With Food Allergy: Parent Survey Report. Retrieved from aafa.org/foodallergylife

6

Avoidance Isn’t Enough for Patients: Goal Is to Offer Additional Protection to Address This Unmet Need 1,2 Top Priority Treatment Goals for Caregivers and Physicians are the Same--They Are Seeking a Treatment That: 1. Reduces the likelihood of an allergic reaction in case of accidental exposure 2. Low risk of a serious reaction caused by the treatment and low side effects 3. Treatment is accepted by the caregiver and child Quantitative modeling suggests desensitization therapies could offer significant reduction of the risks associated with 3, 4, 5 accidental exposures by increasing the dose of peanut protein at which patients react (the eliciting dose) 1 mg 3 mg 10 mg 30 mg 100 mg 300 mg 1000 mg 1 peanut is ~250-300 mg >95% Risk Reduction* Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. 1. Greenhawt M, et al. Ann Allergy Asthma Immunol. https://doi.org/10.1016/j.anai.2018.06.018 2. Based on primary market research among 100 allergists in the United States. Survey question: If a new peanut allergy desensitization treatment for children 4 to 11 years of age became FDA approved and available for use, what would be the importance of each of the following attributes to you? Please use a 0- to 7-point scale where 0 means “not at all important to me” and 7 means “very important to me.” 3. Remington, B, et al. Ann Allergy Asthma Immunol. doi: http://dx.doi.org/10.1016/j.anai.2017.08.224, Baumert JL, et al. J Allergy Clin Immunol Pract. 2017. doi:10.1016/j.jaip.2017.05.006. 4. Shreffler W, et al. Ann Allergy Asthma Immunol 2017; 1081-1206. 5. Remington, B et al. ACAAI 2018 #A302. 7 *The QRA model inputs variables including the clinical threshold for peanut-allergic individuals and the exposure dose of peanut residue to predict the allergenic risk associated with the exposure to residual peanut protein. This model is based on a previous model and was modified to incorporate a Bayesian framework to better estimate the risk of allergic reaction.Avoidance Isn’t Enough for Patients: Goal Is to Offer Additional Protection to Address This Unmet Need 1,2 Top Priority Treatment Goals for Caregivers and Physicians are the Same--They Are Seeking a Treatment That: 1. Reduces the likelihood of an allergic reaction in case of accidental exposure 2. Low risk of a serious reaction caused by the treatment and low side effects 3. Treatment is accepted by the caregiver and child Quantitative modeling suggests desensitization therapies could offer significant reduction of the risks associated with 3, 4, 5 accidental exposures by increasing the dose of peanut protein at which patients react (the eliciting dose) 1 mg 3 mg 10 mg 30 mg 100 mg 300 mg 1000 mg 1 peanut is ~250-300 mg >95% Risk Reduction* Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. 1. Greenhawt M, et al. Ann Allergy Asthma Immunol. https://doi.org/10.1016/j.anai.2018.06.018 2. Based on primary market research among 100 allergists in the United States. Survey question: If a new peanut allergy desensitization treatment for children 4 to 11 years of age became FDA approved and available for use, what would be the importance of each of the following attributes to you? Please use a 0- to 7-point scale where 0 means “not at all important to me” and 7 means “very important to me.” 3. Remington, B, et al. Ann Allergy Asthma Immunol. doi: http://dx.doi.org/10.1016/j.anai.2017.08.224, Baumert JL, et al. J Allergy Clin Immunol Pract. 2017. doi:10.1016/j.jaip.2017.05.006. 4. Shreffler W, et al. Ann Allergy Asthma Immunol 2017; 1081-1206. 5. Remington, B et al. ACAAI 2018 #A302. 7 *The QRA model inputs variables including the clinical threshold for peanut-allergic individuals and the exposure dose of peanut residue to predict the allergenic risk associated with the exposure to residual peanut protein. This model is based on a previous model and was modified to incorporate a Bayesian framework to better estimate the risk of allergic reaction.

Epicutaneous Immunotherapy Is an Innovative Approach to Potentially Offer Long-Term Benefit

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Protection from Accidental Exposure	Long-Term Maintenance of Effect	Sustained Unresponsiveness
EPIT Utilizes the Immune Tolerizing Properties of the Skin ✓ Differentiated proposed mechanism, including potentially promoting sustained effect ✓ Takes time for immune system to induce protective response ✓ EPIT-induced Tregs observed to have pronounced immunosuppressive functionality	**Large Dataset of 141 Children Treated for Three Years in PEOPLE** ✓ Patients demonstrated durable, long-term clinical benefit with an additional two years of treatment ✓ Low discontinuations due to adverse events observed ✓ Largest long-term peanut allergy immunotherapy trial to date, with high compliance enabling extended study participation	**OLFUS and PEOPLE Show Potential for Sustained Protection** ✓ Month-38 DBPCFC to explore "sustained unresponsiveness" ✓ In PEOPLE, 77.8% (14/18) of the children who completed the oral food challenge at Month 38, after two months off treatment with peanut-free diet,* maintained desensitization with an ED ≥1,000 mg

Ultimate goal of any food allergen immunotherapy is long-term tolerance

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

*All participants who reached an ED ≥ 1,000 mg at Month 36 were eligible to continue the study for two additional months without treatment and required to maintain a peanut-free diet. An oral food challenge was administered at the end of this period (Month 38).

8

Viaskin Peanut May Offer A Convenient, Easy-to-Use Treatment for Patients and Their Families • Small patch, ~1” square • Single, daily 250 µg patch applied to the back of peanut- allergic children offering constant dosing • 2-week treatment initiation leading to 24-hour wear time • Applied once daily at home on a schedule that fits the household • No restrictions to daily activities required • No consumption/ingestion of peanut required In study of 200 peanut-allergic children, children expressed a preference for a patch treatment option over an oral 1 treatment option, mainly due to perceived difficulty of therapy administration and fear of ingesting peanuts 9 Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. 1. Greenhawt M, et al. Presented at: Annual Meeting of the American College of Allergy, Asthma & Immunology. November 7-11, 2019; Houston, TX. Abstract #D302.Viaskin Peanut May Offer A Convenient, Easy-to-Use Treatment for Patients and Their Families • Small patch, ~1” square • Single, daily 250 µg patch applied to the back of peanut- allergic children offering constant dosing • 2-week treatment initiation leading to 24-hour wear time • Applied once daily at home on a schedule that fits the household • No restrictions to daily activities required • No consumption/ingestion of peanut required In study of 200 peanut-allergic children, children expressed a preference for a patch treatment option over an oral 1 treatment option, mainly due to perceived difficulty of therapy administration and fear of ingesting peanuts 9 Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. 1. Greenhawt M, et al. Presented at: Annual Meeting of the American College of Allergy, Asthma & Immunology. November 7-11, 2019; Houston, TX. Abstract #D302.

Viaskin Peanut Leads Our Food Allergy Pipeline with a Long-Term, Focused Clinical Program

1575 patient-years to date in Phase III program
Consistent treatment benefit observed in multiple trials


Year 1
Year 2
Year 3
Year 4
Year 5
Phase 2
VIPES
DBPC
6-55 y.o N=221
OLFUS-VIPES
Open Label Extension
6-55 y.o. N=171
ARACHILD
DBPC Phase
5-17 y.o. N=54
Open Label Phase
5-17 y.o. N=30
CoFAR6
DBPC Phase
4-25 y.o. N=74
Open Label Phase
4-25 y.o. N=66
Phase 3
PEPITES
DBPC
4-11 y.o. N=356
PEOPLE
Open Label Extension
4-11 y.o. N=298
REALISE
DBPC Phase
4-11 y.o., N=393
Open-Label Phase
4-11 y.o. N=383
EPITOPE
DBPC
1-3 y.o. N=400
EPOPEX
Open Label Extension
1-3 y.o.

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

1 Fleischer DM, et al. *JAMA*. 2019. doi:10.1001/jama.2019.1113, #L32. 2 Sampson et al. *JAMA*. 2017;318(18):1798-1809. doi:10.1001/jama.2017.16591; Shreffler et al. AAAAI 2017, #L7 3 Remington B, et al. Quantitative Risk Reduction Through Epicutaneous Immunotherapy: Results From The PEPITES Phase III Trial. Annals of Allergy, Asthma & Immunology, Vol. 121, Issue 5; Nov 2018, Page S11 4 Dunn Galvin A, et al. Improvements in Quality of Life Following Peanut Epicutaneous Immunotherapy: PEPITES and PEOPLE Studies; Nov 2019.

10

PEPITES Pivotal Phase III Trial Results (Fleischer, *JAMA* 2019)

Pivotal Global Randomized DBPC Phase 3 Trial

- **356 children aged 4 to 11 years**
- **31 study locations** (United States, Canada, Australia, Germany, and Ireland)

NCT02636699


Screening
Placebo
250 µg
M0
M12
Randomization*
DBPCFC

Primary Endpoint†

Treatment responder definition (assessed using DBPCFC)

- For patients with a M0 ED ≤10 mg: responder if ED ≥300 mg at M12
- For patients with a M0 ED > 10 mg and ≤300 mg: responder if ED ≥1000 mg at M12

Food Challenge Symptom Scoring

- Food challenges were discontinued when objective signs/symptoms emerged meeting prespecified stopping criteria requiring treatment
- Subjective symptoms (eg, abdominal pain or oropharyngeal itching) were assessed and recorded, but alone were insufficient to stop the challenge

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

*Subjects were randomized 2:1, stratified by ED, to receive either Viaskin Peanut 250 µg or placebo patch. †A threshold of 15% or more on the lower bound of a 95% CI around responder rate difference was prespecified to determine a positive trial result. The prespecified 15% lower bound of the 95% CI of the difference between treatment groups was not met (95% CI:12.4, 29.8) in the PEPITES trial. The authors of the JAMA publication concluded that the clinical relevance of this is not known.[1]

DBPC= double-blind, placebo-controlled; DBPCFC=DBPC food challenge; ED=eliciting dose; M=month.

1. Fleischer DM, et al. *JAMA*. 2019. doi:10.1001/jama.2019.1113.

11

Data from Phase II and III Studies Showed Statistically Significant Treatment Effect

- **After 12 months, a significantly larger percentage of participants responded to Viaskin Peanut treatment vs placebo patch 35.3% vs 13.6% (*P*<0.001)[1]**
  - The prespecified 15% lower bound of the 95% CI of the difference between treatment groups was not met (95% CI: 12.4, 29.8)
  - Per JAMA publication, the clinical relevance in food allergy is unknown
- **Favorable tolerability observed in clinical trials of Viaskin Peanut to date**
- **Over 95% compliance observed for up to three years of treatment**
- **Treatment as measured by changes in ED at Month 12 DBPCFC resulted in significant improvement in HRQL[2]**


Response Rate (ITT)1
P<0.001
Δ= 21.7%
(95% CI: 12.4, 29.8)
40
35
30
25
20
15
10
5
0
13.6%
35.3%
Placebo
n=118
Viaskin Peanut 250 µg
n=238

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

CI=confidence interval; ITT=intention-to-treat; HQRL=health-related quality of life.

1 Fleischer DM, et al. *JAMA*. 2019. doi:10.1001/jama.2019.1113. 2. Dunn Galvin A, et al. Presented at: Annual Meeting of the American College of Allergy, Asthma & Immunology. November 7-11, 2019; Houston, TX. Abstract #D303

12

Quantitative Risk Assessment Modeling Suggests Reduced Risk of Accidental Ingestion Reactions

- **In a post-hoc analysis, 53.1% of subjects on Viaskin Peanut 250 µg increased their baseline ED from ≤100 mg to ≥300 mg, vs only 19% on placebo patch[1]**
  - Based on risk assessment modeling, raising ED from ≤100 mg to ≥300 mg is predicted to reduce the risk of reactions due to accidental exposure by >95%[2,*]
  - An increase in ED was 4 times more likely to occur in the Viaskin Peanut group compared to placebo (OR=4.3)[3]
  - Odds of a decrease in ED were 7-times more likely in the placebo group compared to the active group (OR=7.1)[3]


Change in ED in Children 4 to 11 years of age after 12 months[1,3†]
Percent of Subjects
100%
80%
60%
40%
20%
0%
28.0%
38.1%
33.9%
62.6%
30.7%
6.7%
>4x more likely in Viaskin Peanut 250 µg group (OR=4.3)
>7x more likely in placebo group (OR=7.1)
Placebo (n=118)
VP250 µg (n=238)
ED Increase
ED Stable
ED Decrease

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

*Based on quantitative risk assessment modeling using national database of consumption data and levels of peanut protein contamination for selected pre-packaged foods.[2]

†Based on ITT population; missing data calculated using mBOCF.[3] ITT=intention-to-treat; mBOCF=modified baseline carried forward; OR=odds ratio; VP=Viaskin Peanut.

1. Fleischer DM, et al. *JAMA*. 2019. doi:10.1001/jama.2019.1113. 2. Baumert JL, et al. *J Allergy Clin Immunol Pract*. 2018;6:457-465. 3. Davis, Carla, et al. Presented at: Annual Meeting of the American College of Allergy, Asthma & Immunology, Seattle, Washington, November 15-19, 2018. Abstract #A303

13

Treatment Adherence Is High While Discontinuation Due to AEs is Low

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- **89.9% of all subjects completed the study, with similar discontinuation rates observed between treatment groups (10.5% in Viaskin Peanut group, 9.3% in placebo group)**
- **Treatment adherence* was high (98.5%) across the total population, and comparable between groups**
- **4/238 (1.7%) subjects treated with Viaskin Peanut discontinued due to TEAEs; there were no severe cases of anaphylaxis**
  - 2 due to moderate anaphylaxis; 2 due to skin reactions ≤ grade 3
- **Viaskin Peanut 250 µg: 12 SAEs** in 10 participants (4.2%); Placebo: 6 SAEs in 6 participants (5.1%)**
  - 4 SAEs in 3 Viaskin Peanut participants considered related to treatment (1 probably related, 3 possibly related)
  - All were moderate anaphylaxis without evidence of cardiovascular, neurologic, or respiratory compromise
  - All resolved with standard treatment, including 1 dose of epinephrine per participant

EPIT has a very low rate of side effects and may require fewer clinical resources[3]

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

*Defined as the total number of patches applied in the treatment period divided by the number of days in that period

**Serious AE defined according to the International Conference on Harmonization-Good Clinical Practice as any untoward medical occurrence that at any dose results in death; is life-threatening; requires hospitalization or prolongation of existing hospitalization; results in persistent or significant disability or incapacity; is a congenital anomaly or birth defect; is an important medical event that may not be immediately life-threatening or result in death or hospitalization but that may jeopardize the participant or require intervention to prevent one of the above outcomes.

1 Fleischer DM, et al. JAMA. 2019. doi:10.1001/jama.2019.1113. 2 DBV Technologies. Data on file, 2019. 3 Pamela A. Guerrerio, MD, PhD, National Institutes of Health, Sept 13, 2019.

14

PEOPLE: Largest Long-Term Peanut Allergy Immunotherapy Trial to Date



PEPITES
N=356
4-11
years
250 µg (n=238)
213
Placebo (n=118)
107
M0
M12
PEOPLE
M24
M36
M38
M48
M60
198
184
148
SU
100
91
83
SU
Roll-over
to 250 µg
M12
M24
M36
M38
M48
M60
93% of patients that completed PEPITES enrolled in PEOPLE
Double-blind, placebo-controlled food challenge.
Viaskin Peanut 250 µg (PEPITES) → Viaskin Peanut 250 µg (PEOPLE)
Placebo (PEPITES) → Viaskin Peanut 250 µg (PEOPLE)

PEOPLE key efficacy measurement

- Percentage of patients reaching an ED ≥1000 mg after 24 months of additional treatment with 250 µg

Populations

- Completers*=148
- Per Protocol (PP)=141
- Full Analysis Set for Safety=198

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

ED=eliciting dose; SU=sustained unresponsiveness.
*The population for the key efficacy measurement per the Statistical Analysis Plan submitted to FDA.

1. Fleischer DM, et al. *JAMA*. 2019;321:946-955.

15

Clinically Meaningful Changes in Eliciting Dose Maintained or Improved Over 3 Years

- 75.9% (107/141) demonstrated an increase in ED from baseline (M0) to Month 36
- 51.8% (73/141) reached an ED of ≥1,000 mg at Month 36
  - 40.4% (57/141) reached an ED of ≥1,000 mg at Month 12[†]
- 67.4% (62/92) of patients who had a Month 0 ED of ≤100 mg reached an ED of at least 300 mg



PEOPLE PP (N=141)
% of Patients
M0
M12
M36
>2000*
2000
1000
300
100
30
10
3
1
4
18
14
6
22
27
35
32
25
40
23
16
12
5
4
10
2
3
1

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

*ED >2000 mg included subjects: passing the 2000 mg dose at M12 without stopping criteria, passing the 2000 mg dose at M36 without stopping criteria, OR starting the second dose of 2000 mg at M36.

[†]PEOPLE criterion: Δ (M36-M12)=11.3% [2.8%; 19.6%].

Per the Statistical Analysis Plan submitted to FDA, the If the last dose given is only partially ingested by the patient prior to the DBPCFC stop, then the dose to be considered for ED value is:
1) the previous dose given if the quantity of the last dose given actually ingested by the subject is ≤ to the previous dose ingested; or 2) the last dose given if the quantity of the last dose given actually ingested by the subject is > than the previous dose ingested.

16

Marked Improvements in Cumulative Reactive Dose (CRD) with Long-Term EPIT Treatment

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- In PEOPLE, 13.5% (19/141) of patients tolerated* the full DBPCFC at 36 months (cumulative dose of 5,444 mg)
- Mean CRD of 1,768.8 mg, equivalent to roughly 6 peanuts, at Month 36
  - 24.1% (34/141) reached a CRD of 3,444 mg at month 36 compared to 15.6% (22/141) at month 12[†]
  - 17.7% (25/141) reached a CRD of 5,444 mg at month 36[†]



Cumulative reactive dose (mg)
Mean, Median (IQ)
3,000
2,500
2,000
1,500
1,000
500
0
- median value
223.8
144
1120.4
444
1768.8
944
Baseline
Month 12
Month 36
PEOPLE Per Protocol



Baseline
Month 12
Month 36
DBPCFC†
1 mg
3 mg
10 mg
30 mg
100 mg
300 mg
1,000 mg
2,000 mg
2,000 mg

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

DBPCFC=double-blind, placebo-controlled food challenge.

*Tolerated=passed the DBPCFC without meeting PRACTALL stopping criteria.

†At month 12, the starting dose of the DBPCFC is 1 mg of peanut protein and escalates up to the highest dose of 2,000 mg to reach a maximum total cumulative dose of 3,444 mg of peanut protein. At month 36, the starting dose of the DBPCFC is 1 mg of peanut protein and escalates up to the highest dose of 2,000 mg peanut protein, possibly repeated once to reach a maximum total cumulative dose of 5,444 mg of peanut protein. For month 48 and 60, the starting dose will be 10 mg of peanut protein and the maximum dose will be 3,000 mg of peanut protein, giving a maximum cumulative dose of 6,440 mg.

17

Consistent Treatment Effect Across Studies Using Different Endpoint Criteria

PEOPLE results when analyzed per:

- Phase III PEOPLE key efficacy measurement: 51.8% reached an ED of ≥1000 mg at Month 36
  - Phase III PEPITES response criteria: 55.3% (78/141) reached an ED of ≥300 mg (for patients with a baseline ED ≤10 mg) or ≥1000 mg (for patients with a baseline ED >10 mg and ≤300 mg) at Month 36
  - Phase II OLFUS response criteria: 66.0% (93/141) reached an ED of ≥1,000 mg or ≥10-fold the baseline ED at Month 36
  - As a reminder, in the OLFUS study, 83% (15/18) of patients responded at Month 36[1,*]

Sustained unresponsiveness (SU)[†]:

- Results suggest that desensitization is maintained after discontinuing treatment for 2 months (Month 37 & 38)
  - 77.8% (14/18) met the SU criteria in PEOPLE
  - 73.7% (14/19) met the SU criteria in OLFUS[2,‡]



PEOPLE Criterion
PEPITES Criterion
OLFUS Criterion
PEOPLE Per Protocol (PP)
Percentage of Subjects (%)
100%
80%
60%
40%
20%
0%
40.4%
44.7%
53.9%
51.8%
55.3%
66.0%
M12
M36

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

*Results for 250 µg cohort, ages 6-11; †SU defined in PEOPLE as maintaining ED ≥1,000 mg; all participants who reached an ED ≥1,000 mg at Month 36 were eligible to continue the study for 2 additional months without treatment and required to maintain a peanut-free diet. A DBPCFC was administered at Month 38. SU defined in OLFUS as patients who did not react to a CRD ≥1,440 mg; patients needed to be unresponsive to a CRD of ≥1,440 mg peanut protein at the Month 24 DBPCFC to continue the study for two additional months without treatment and required to maintain a peanut-free diet. ‡Results for 250 µg cohort during OLFUS, ages 6-11

1. Sampson HA, et al. *JAMA.* 2017;318:1798-1809. 2. Brown-Whitehorn T, et al. Presented at: Annual Meeting of the European Academy of Allergy and Clinical Immunology; May 26-30, 2018; Munich, Germany.

18

Continued Immune Modulation Beyond 12 Months • Exploratory analyses across both PEPITES and PEOPLE showed that changes in peanut-specific biomarkers, including immunoglobulin G4 (IgG4) and immunoglobulin E (IgE), support the immunomodulatory effect with Viaskin Peanut • Peanut IgG4 levels progressively increased throughout the first 18 months of treatment and remained at peak levels for the remainder of the treatment to 36 months • IgE levels increased initially at the start of the study and then returned to baseline, remaining around baseline through 36 months 2,000 200 1,800 160 1,600 1,400 120 1,200 80 1,000 40 800 600 0 400 -40 200 0 -80 0 6 12 18 24 30 36 42 0 6 12 18 24 30 36 42 Months Months 19 Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. Relative change from baseline of peanut-specific IgG4 (%) Median (IQ) Relative change from baseline of peanut-specific IgE (%) Median (IQ) Continued Immune Modulation Beyond 12 Months • Exploratory analyses across both PEPITES and PEOPLE showed that changes in peanut-specific biomarkers, including immunoglobulin G4 (IgG4) and immunoglobulin E (IgE), support the immunomodulatory effect with Viaskin Peanut • Peanut IgG4 levels progressively increased throughout the first 18 months of treatment and remained at peak levels for the remainder of the treatment to 36 months • IgE levels increased initially at the start of the study and then returned to baseline, remaining around baseline through 36 months 2,000 200 1,800 160 1,600 1,400 120 1,200 80 1,000 40 800 600 0 400 -40 200 0 -80 0 6 12 18 24 30 36 42 0 6 12 18 24 30 36 42 Months Months 19 Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. Relative change from baseline of peanut-specific IgG4 (%) Median (IQ) Relative change from baseline of peanut-specific IgE (%) Median (IQ)

Safety Profile Consistent with that Observed in the Clinical Program to Date • No treatment-related serious adverse events (SAEs) were reported • Most commonly reported treatment-related AEs were mild to moderate skin reactions – Local administration site reactions observed in 92.9% (184/198) of patients over 36 months – In year 3 of treatment, local skin reactions observed in 29.9% (55/198) of patients • 4 children discontinued due to treatment-emergent AEs (TEAEs) between the start of PEOPLE and Month 36 – 2 of the 4 children discontinued due to treatment-related TEAEs • No epinephrine intake related to treatment observed in the PEOPLE study • 1 patient experienced 1 possibly-related mild anaphylaxis* that resolved without treatment • Treatment compliance remained high throughout the study – Mean compliance of 98% observed over 3 years of treatment • High adherence and low dropout rate † – 50 patients discontinued between the start of PEOPLE and Month 36 • 27 patients discontinued between Month 30-36, with 21 of the 27 identifying food challenge fright/distaste as the reason for consent withdrawal Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. 20 *Anaphylaxis was defined according to NIAID, which has been shown to be highly sensitive but moderately specific, in an attempt to capture as many reactions as possible. Severe anaphylaxis was defined by presence of cyanosis, hypoxia, hypotension, † confusion, loss of consciousness, or incontinence. Includes those who discontinued prior to or during the Month 36 DBPCFC.Safety Profile Consistent with that Observed in the Clinical Program to Date • No treatment-related serious adverse events (SAEs) were reported • Most commonly reported treatment-related AEs were mild to moderate skin reactions – Local administration site reactions observed in 92.9% (184/198) of patients over 36 months – In year 3 of treatment, local skin reactions observed in 29.9% (55/198) of patients • 4 children discontinued due to treatment-emergent AEs (TEAEs) between the start of PEOPLE and Month 36 – 2 of the 4 children discontinued due to treatment-related TEAEs • No epinephrine intake related to treatment observed in the PEOPLE study • 1 patient experienced 1 possibly-related mild anaphylaxis* that resolved without treatment • Treatment compliance remained high throughout the study – Mean compliance of 98% observed over 3 years of treatment • High adherence and low dropout rate † – 50 patients discontinued between the start of PEOPLE and Month 36 • 27 patients discontinued between Month 30-36, with 21 of the 27 identifying food challenge fright/distaste as the reason for consent withdrawal Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. 20 *Anaphylaxis was defined according to NIAID, which has been shown to be highly sensitive but moderately specific, in an attempt to capture as many reactions as possible. Severe anaphylaxis was defined by presence of cyanosis, hypoxia, hypotension, † confusion, loss of consciousness, or incontinence. Includes those who discontinued prior to or during the Month 36 DBPCFC.

Preparation Underway for Potential Viaskin Peanut Launch in the U.S. in 2H 2020

Patients and Families

- Education and marketing initiatives focused on caregivers of peanut-allergic children ages 4-11
- Most caregivers are ages 25-44 with strong social media participation[1]
- Many seek expert advice from other caregivers

Healthcare Professionals

Allergists

- Approximately 4,500 allergists in the U.S.[2]
- Allergists are familiar with long-term immunotherapy
- All allergists potentially able to offer Viaskin Peanut, if approved

Pediatricians

- Most caregivers of peanut-allergic children rely on allergists to manage their allergy
- Pediatricians indicate they will refer more patients once there are FDA-approved treatments[3]

Market Access

- Predominately commercial market
- Top 8 commercial payers represent approx. 80% of children ages 4-11[4]
- Payer market research indicates high awareness of peanut allergy and understanding of the need for treatment[5]
- Payers are intrigued by product profile and potential MOA and effectiveness of Viaskin Peanut[5]
- Payer engagement ongoing

Sales leadership team hired and onboarded; customer-facing team of ~70 individuals to be onboarded throughout 2020; 8 MSLs in the field in 2019, recruitment of ~8-12 additional MSLs in 2020

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

1. DBV market research 4Q 2018: survey with ~400 caregivers 2. DBV internal medical claims data analysis 3. DBV market research 4Q 2019: survey with 100 pediatricians 4. DRG Finger Tip Formulary, December 2017, 5. DBV market research 2Q 2018: survey with 40 medical and pharmacy directors of US managed care organizations

21

Looking Ahead to Viaskin Peanut for Toddlers: Ongoing Phase III Trial in Children Ages 1-3


Positive DSMB from Part A:
No safety concerns identified
Part A: 51 patients randomized
Placebo (n = ~10)
100 µg (n = ~20)
250 µg (n = ~20)
M0
M3
Selected dose = 250 µg dose
100 µg dose
Part B: ~350 additional patients
Highest safe dose (250 µg)
n = ~233
Placebo
n = ~117
100 µg dose
n = ~20
M0
M12
EPOPEX
Open Label
Extension

Clinical Trial Patient Population	Efficacy Endpoints
Children ages 1-3 with peanut allergy • > 0.7 kUI/ L peanut-specific IgE and ≥ 6 mm SPT* wheal • Reactive dose at M0 ≤ 300 mg peanut protein	**Primary endpoint at M12*** Treatment responders (%) in active group compared to placebo at DBPCFC: • For patients with a M0 ED ≤ 10mg: responder if ED ≥ 300 mg at M12 • For patients with a M0 ED > 10mg: responder if ED ≥ 1,000 mg at M12 **Main secondary endpoints: CRD, changes in peanut sIgE and sIgG4**

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

SPT: skin prick test, ED: eliciting dose; CRD: cumulative reactive dose at food challenge.

*The primary analysis evaluating the difference between Viaskin Peanut 250 µg and placebo is defined by reaching a lower bound of the two-sided 95% confidence interval (CI) of ≥15%

● *Denotes a completed food challenge;* ○ *Denotes a pending food challenge*

22

Applying This Novel, Innovative Platform to Other Food Allergies Where Unmet Needs Exist

Following Potential Commercialization of Viaskin Peanut, If Approved, Comprehensive Pipeline Review Planned

DEVELOPMENT STAGE

PROGRAM	INDICATION	DISCOVERY	PRE-CLINICAL	PHASE I	PHASE II	PHASE III	FDA Review
Viaskin Peanut	Peanut Allergy	*Ages 4-11 (Breakthrough Therapy and Fast Track Designation*)*					
		Ages 1-3					
		Adolescents & Adults					
Viaskin Milk	Cow's Milk Protein Allergy	*Ages 2-17 (Fast Track Designation**)*					
Viaskin Egg	Hen's Egg Allergy						
Proof of Concept	Eosinophilic Esophagitis	*Ages 4-17*					
5 Programs	Undisclosed						
Diagnostics with Nestlé Health Science	Cow's Milk Protein Allergy	*Infants*					

** US FDA Breakthrough Therapy and Fast Track designation in children*
*** US FDA Fast Track designation in pediatric patients two and older*

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

23

DBV Is Positioned to Deliver the First Epicutaneous Immunotherapy to Peanut-Allergic Children in 2H 2020

dbv technologies

1H 2020	2H 2020
✓ PEOPLE 3-year topline results	Potential FDA approval of Viaskin Peanut
EPITOPE Part A results and enrollment update for Part B	Potential US launch of Viaskin Peanut, if approved
Anticipated Viaskin Peanut FDA Advisory Committee	Potential EMA filing of Viaskin Peanut

We are laser-focused on bringing a treatment option to peanut-allergic children in the second half of 2020, if approved

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

24

APPENDIXAPPENDIX

Viaskin PlatformViaskin Platform

EPIT: Unlocking the Immune Properties of the Skin with the Viaskin Patch EPIT targets the immune system on intact skin • Condensation chamber formed by Viaskin patch allows natural epidermal water loss to solubilize dry antigens • Langerhans cells capture solubilized antigen in the epidermis • Keratinocytes help distinguish pathogens from harmless agents, influencing Langerhans cells to generate an appropriate immune response • Langerhans cells can process antigens and migrate to regional lymph nodes Transmission of immunogenic information, with no allergen passage to the bloodstream Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. 28 Image: ©Genoskin Dioszeghy V, et al. J Immunol. 2011;186:5629-5637. EPIT: Unlocking the Immune Properties of the Skin with the Viaskin Patch EPIT targets the immune system on intact skin • Condensation chamber formed by Viaskin patch allows natural epidermal water loss to solubilize dry antigens • Langerhans cells capture solubilized antigen in the epidermis • Keratinocytes help distinguish pathogens from harmless agents, influencing Langerhans cells to generate an appropriate immune response • Langerhans cells can process antigens and migrate to regional lymph nodes Transmission of immunogenic information, with no allergen passage to the bloodstream Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. 28 Image: ©Genoskin Dioszeghy V, et al. J Immunol. 2011;186:5629-5637.

The Skin Has Important Immune Properties

- Immune functions of the skin include
  - Responding to trauma, toxins, and infectious agents
  - Maintaining self-tolerance, preventing allergy, and inhibiting autoimmunity
- Keratinocytes
  - Distinguish pathogens from harmless agents
  - Influence nearby Langerhans cells to generate an appropriate immune response
- Langerhans cells
  - Antigen-presenting cells that can process antigens and migrate to regional lymph nodes



Keratinocyte
Langerhans cell
Epidermis

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

Di Meglio P, et al. *Immunity.* 2011;35:857-869. Nestle FO, et al. *Nat Rev Immunol.* 2009;9:679-691. Senti G, et al. *Allergy.* 2011;66:798-809. Metz M, et al. *Curr Opin Immunol.* 2009;21:687-693.

29

Core Innovation: Differentiated Electrospray Technology

- **Dose flexibility**
  - Biological API deposit between 20 and 500 µg/cm2
- **API stability**
  - Solid & soluble protein layer, no glue
- **Homogeneous repartition of API**
  - Uniform delivery into skin
- **Replicability**
  - High dosage control in each patch
- **Bioavailability**
  - High solubility from electrostatic forces instead of glue



Regulated flow of dissolved antigen
Capillary nozzle
High voltage (up to 20,000 V)
Fine spray of electrically charged droplets
Electrical ground
Dry layer of antigen

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. 30

Robust IP Portfolio: Core Technology, MoA & Specific Indications



ALLERGY
0109 – EPIT Method
0110 – EPIT Peanut
0111 - Eczema treatment
0117 - Encapsulated food allergen
0112 – Eosinophilic esophagitis
0114 – Allergic March
MANUFACTURING
0121 – ElectroFlow
0107 - Electrospray
CORE TECHNOLOGY
0101 - Viaskin I
0104 - Viaskin II
0108 - Vaccination
0113 - Vaccine boost
0119 – B.pertussis vaccination
VACCINATION
0102 - Applicator
0105 – Skin Stripping
0106 – Bracelet Patch
0103 - Microcontour
PLATFORM

Broad geographic applications

- USA, Europe, Australia, Canada

Long patent protection

- Initial core patents through 2022
- Other key patents through 2029-35

Innovation-driven patent lifecycle management

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

31

Operational Readiness: Fully-Integrated End-to-End Process In-Place Active Pharmaceutical Ingredient Primary Packaging (API) Raw Source Bulk Final Material Material formulation Product (SM) API process at Sanofi Source Material process Final Product process at Fareva API dry powder: highly purified allergen extract Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. 32Operational Readiness: Fully-Integrated End-to-End Process In-Place Active Pharmaceutical Ingredient Primary Packaging (API) Raw Source Bulk Final Material Material formulation Product (SM) API process at Sanofi Source Material process Final Product process at Fareva API dry powder: highly purified allergen extract Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. 32

Established Proprietary & Patented Manufacturing Capabilities Developed by DBV

- **Sufficient supply for anticipated launch of Viaskin Peanut in 2H 2020, if approved**
- **Modular components → technology versatility**
  - Highly scalable
  - Broadly applicable platform
- **Manufacturing capabilities**
  - In-house development and engineering of electrospray machines
  - Development and engineering expertise at DBV



[ES GEN4.0 machine]

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. 33

Viaskin Peanut Phase III Program: PEPITES & REALISEViaskin Peanut Phase III Program: PEPITES & REALISE

Measuring Efficacy: Double-Blind Placebo-Controlled Food Challenge

dbv technologies

Baseline	1 mg	3 mg	10 mg	30 mg	100 mg	300 mg		
Month 12*	1 mg	3 mg	10 mg	30 mg	100 mg	300 mg	1,000 mg	2,000 mg

DBPCFC: Efficacy Outcome Scoring with Standardized Challenge Matrix

CATEGORIES	OBJECTIVE SYMPTOMS	GRADE				SUBJECTIVE SYMPTOMS
I. SKIN	A. Erythematous rash: % area involved					
	B. Pruritus	0	1	2	3	
	C. Urticaria/Angioedema	0	1	2	3	
	D. Rash	0	1	2	3	
II. UPPER RESPIRATORY	A. Sneezing/Itching	0	1	2	3	
	B. Nasal congestion	0	1	2	3	
	C. Rhinorrhea	0	1	2	3	
	D. Laryngeal	0	1	2	3	
III LOWER RESPIRATORY	A. Wheezing	0	1	2	3	
IV. GASTROINTESTINAL						A. Subjective Complaints
		0	1	2	3	Itchy mouth
		0	1	2	3	Itchy throat
		0	1	2	3	Nausea
		0	1	2	3	Abdominal pain
	B. Objective Complaints					
	Diarrhea	0	1	2	3	
	Vomiting	0	1	2	3	
V. CARDIOVASCULAR	Normal heart rate to bradycardia	0	1	2	3	

- **Standardized GMP challenge matrix**[1]
- **Standardized** semi-logarithmic increase of peanut protein doses (DBPCFC[2] as per PRACTALL[3])
- **Allergic symptoms are graded** from a standardized published protocol[4]
- Challenge stopped by clear **objective symptoms**

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

* DBPCFC in PEPITES and VIPES at month 12, in OLFUS-VIPES DBPCFC included an additional 1,600mg step after the 1,000mg step at month 24 & 36

1. Cochrane et al, *Allergy* 2012
2. Double-Blind, Placebo-Controlled Food Challenge
3. Sampson et al, *JACI* 2012
4. Nowak-Wegrzyn et al, *JACI* 2009

35

PEPITES Pivotal Phase III Trial Results (Fleischer, *JAMA* 2019)

Pivotal Global Randomized DBPC Phase 3 Trial

- **356 children aged 4 to 11 years**
- **31 study locations** (United States, Canada, Australia, Germany, and Ireland)

NCT02636699



Screening
Placebo
250 µg
M0
M12
Randomization*
DBPCFC

Primary Endpoint

Treatment responder definition (assessed using DBPCFC)

- For patients with a M0 ED ≤ 10 mg: responder if ED ≥300 mg at M12
- For patients with a M0 ED > 10 mg and ≤ 300 mg: responder if ED ≥1000 mg at M12

Food Challenge Symptom Scoring

- Food challenges were discontinued when objective signs/symptoms emerged meeting prespecified stopping criteria requiring treatment
- Subjective symptoms (eg, abdominal pain or oropharyngeal itching) were assessed and recorded, but alone were insufficient to stop the challenge

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

*Subjects were randomized 2:1, stratified by ED, to receive either Viaskin Peanut 250 µg or placebo patch.
DBPC= double-blind, placebo-controlled; DBPCFC=DBPC food challenge; ED=eliciting dose; M=month.

1. Fleischer DM, et al. JAMA. 2019. doi:10.1001/jama.2019.1113.

36

Trial Population Included Patients with Multiple Allergic Conditions (Fleischer, *JAMA* 2019)

- Patient population included a high percentage of subjects with additional allergic conditions



Medical History of Patients*
Percent of patients
100%
80%
60%
40%
20%
0%
85.7%
61.2%
55.9%
47.5%
Polyallergic
Eczema/Atopic Dermatitis
Allergic Rhinitis
Asthma

356 Patients Randomized, n (%)
- Active (VP250 µg): 238 (67%)
- Placebo: 118 (33%)

Peanut Eliciting Dose (mg)
- Median: 100
- Mean: 140

Age, years, median (Q1, Q3)
- Active: 7 (6,9)
- Placebo: 7 (5,9)

Gender, n (%)
- Male: 218 (61.2%)
- Female: 138 (38.8%)

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

*Medical History displayed as summary of the trial population. VP250 µg patients: polyallergic n=205 (86.1%), eczema/atopic dermatitis n=139 (58.4%), allergic rhinitis n=132 (55.5%), asthma n=117 (49.2%); placebo patients: polyallergic n=100 (84.7%), eczema/atopic dermatitis n=79 (66.9%), allergic rhinitis n=67 (56.8%), asthma n=52 (44.1%).

Q=quartile; VP250=Viaskin Peanut 250 µg.

1. Fleischer DM, et al. *JAMA*. 2019. doi:10.1001/jama.2019.1113.

37

Primary Efficacy Outcome Showed Statistically Significant Treatment Effect (Fleischer, *JAMA* 2019)

- After 12 months, a significantly larger percentage of participants responded to Viaskin Peanut treatment vs placebo patch 35.3% vs 13.6% (*P*<0.001)
- The prespecified 15% lower bound of the 95% CI of the difference between treatment groups was not met (95% CI: 12.4, 29.8)
  - The authors of the publication concluded that the clinical relevance of this is not known



Response Rate (ITT)
P<0.001
Δ= 21.7%
(95% CI: 12.4, 29.8)
Percent of Responders (%)
40
35
30
25
20
15
10
5
0
13.6%
35.3%
Placebo
n=118
Viaskin Peanut 250 µg
n=238

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

CI=confidence interval; ITT=intention-to-treat.

1. Fleischer DM, et al. *JAMA*. 2019. doi:10.1001/jama.2019.1113.

38

Cumulative Reactive Dose (CRD) Increased Over 12 Months of Treatment (Fleischer, *JAMA* 2019)

- A difference in CRD was observed between the active and placebo groups (*P*<0.001*)
- The median CRD in participants in the Viaskin® Peanut 250 µg group increased from 144 mg at baseline to 444 mg at Month 12



CRD After 12 Months
Median
P<0.001*
Mean (95% CI) (mg)
1200
1000
800
600
400
200
0
212.5
144
211.7
144
361
144
905.7
444
Placebo
n=118
VP250µg
n=238
Placebo
n=118
VP250µg
n=238
Baseline
12 Months

*Nominal *P* value.

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

CI=confidence interval; VP=Viaskin Peanut.

1. Fleischer DM, et al. *JAMA*. 2019. doi:10.1001/jama.2019.1113. 2. DBV Technologies, Data on File. February 2019.

39

Increased ED in Majority of Participants Treated with Viaskin Peanut (Fleischer, *JAMA* 2019)

- In a post-hoc analysis, 53.1% of subjects on Viaskin Peanut 250 µg increased their baseline ED from ≤100 mg to ≥300 mg, vs only 19% on placebo patch[1]
  - Based on risk assessment modeling, raising ED from ≤100 mg to ≥300 mg is predicted to reduce the risk of reactions due to accidental exposure by >95%[2*]
- An increase in ED was 4 times more likely to occur in the Viaskin Peanut group compared to placebo (OR=4.3)[3]



Change in ED in Children 4 to 11 years of age1,3†
100%
80%
60%
40%
20%
0%
Percent of Subjects
28.0%
38.1%
33.9%
62.6%
30.7%
6.7%
>4x more likely in Viaskin Peanut 250 µg group (OR=4.3)
>7x more likely in placebo group (OR=7.1)
Placebo (n=118)
VP250 µg (n=238)
ED Increase
ED Stable
ED Decrease

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

*Based on quantitative risk assessment modeling using national database of consumption data and levels of peanut protein contamination for selected pre-packaged foods.[2]

†Based on ITT population; missing data calculated using mBOCF.[3]

ITT=intention-to-treat; mBOCF=modified baseline carried forward; OR=odds ratio; VP=Viaskin Peanut.

1. Fleischer DM, et al. *JAMA*. 2019. doi:10.1001/jama.2019.1113. **2.** Baumert JL, et al. *J Allergy Clin Immunol Pract*. 2018;6:457-465. **3.** DBV Technologies, Data on File, February 2019.

40

Changes in Biomarkers Support Immunomodulatory Effect of Viaskin Peanut (Fleischer, *JAMA* 2019)

- Levels of IgE increased initially then returned to baseline
- Treatment groups were distinguishable based on levels of peanut-specific IgG4 as early as month 3
  - Levels of IgG4 steadily increased in Viaskin Peanut subjects and were greater than placebo at all time points


PS-IgE Changes Over Time
VP250 µg
N=224–238
Placebo
N=108–117
Median (IQR) Relative Change in IgE (%)
200
150
100
50
0
-50
0
3
6
12
Month


PS-IgG4 Changes Over Time
VP250 µg
N=224–238
Placebo
N=109–117
Median (IQR) Relative Change in IgG4 (%)
1200
1000
800
600
400
200
0
-200
0
3
6
12
Month

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

IQR=interquartile range; PS=peanut-specific; VP=Viaskin Peanut.

1. Fleischer DM, et al. *JAMA*. 2019. doi:10.1001/jama.2019.1113. **2.** DBV Technologies, Data on File. February 2019.

41

High Adherence and Low Discontinuation Due to TEAEs (Fleischer, *JAMA* 2019)

dbv technologies

- 89.9% of all subjects completed the study, with similar discontinuation rates observed between treatment groups (10.5% in Viaskin® Peanut group, 9.3% in placebo group)
- Treatment adherence* was high (98.5%) across the total population, and comparable between groups
- 4/238 (1.7%) subjects treated with Viaskin Peanut discontinued due to TEAEs
  - 2 due to moderate anaphylaxis; 2 due to skin reactions ≤ grade 3

	Viaskin Peanut n (%)	Placebo n (%)	Total n (%)
Enrolled	238	118	356
Completed	213 (89.5%)	107 (90.7%)	320 (89.9%)
Discontinued	25 (10.5%)†	11 (9.3%)	36 (10.1%)
Due to consent withdrawal	13 (5.5%)‡	6 (5.1%)	19 (5.3%)
Due to TEAE	4 (1.7%)	0 (0%)	4 (1.1%)

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

*Defined as the total number of patches applied in the treatment period divided by the number of days in that period.[1]
†Additional reasons for discontinuation from the Viaskin Peanut group included lost to follow-up (n=3), noncompliance (n=2), and other (n=3).[1]
‡Includes one patient who experienced mild anaphylaxis but did not discontinue until 4 days after the event, due to parental consent withdrawal.[1]
TEAE=treatment-emergent adverse events.

1. Fleischer DM, et al. *JAMA*. 2019. doi:10.1001/jama.2019.1113. **2.** DBV Technologies. Data on file, 2019.

42

Low Rates of Treatment-Related Serious AEs (Fleischer, *JAMA* 2019)

- Viaskin Peanut 250 µg: 12 SAEs* in 10 participants (4.2%); Placebo: 6 SAEs in 6 participants (5.1%)
  - 4 SAEs in 3 Viaskin Peanut participants considered related to treatment (1 probably related, 3 possibly related)
    - All were moderate anaphylaxis without evidence of cardiovascular, neurologic, or respiratory compromise
    - All resolved with standard treatment, including 1 dose of epinephrine per participant



Serious AEs*
10%
8%
6%
4%
2%
0%
% Subjects
Placebo, n=118
Viaskin Peanut 250 µg, n=238
5.1%
4.2%
0.0%
1.3%
n=6
n=10
n=0
n=3
Any
Treatment-related

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

*Serious AE defined according to the International Conference on Harmonization-Good Clinical Practice as any untoward medical occurrence that at any dose results in death; is life-threatening; requires hospitalization or prolongation of existing hospitalization; results in persistent or significant disability or incapacity; is a congenital anomaly or birth defect; is an important medical event that may not be immediately life-threatening or result in death or hospitalization but that may jeopardize the participant or require intervention to prevent one of the above outcomes.

AE=adverse event; SAE=serious adverse event.

1. Fleischer DM, et al. *JAMA*. 2019. doi:10.1001/jama.2019.1113. **2.** DBV Technologies. Data on file, 2019.

43

PEPITES Post-Hoc Analysis Using VIPES Responder Definition Suggests Consistent Treatment Effect Observed from Phase II to Phase III Actual Reported Response PEPITES Response Rate Using Rate in PEPITES (%) the VIPES Response Criteria 50 50 45.8% LCL 12.4 LCL 18.9 UCL 29.8 UCL 37.4 40 40 35.3% Δ = 28.8% 30 30 p < 0.0001 Δ = 21.7% p < 0.00001 20 20 16.9% 13.6% 10 10 0 0 Placebo VP 250 Placebo VP 250 n = 118 n = 238 n = 118 n = 238 44 Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. % of Responders % of RespondersPEPITES Post-Hoc Analysis Using VIPES Responder Definition Suggests Consistent Treatment Effect Observed from Phase II to Phase III Actual Reported Response PEPITES Response Rate Using Rate in PEPITES (%) the VIPES Response Criteria 50 50 45.8% LCL 12.4 LCL 18.9 UCL 29.8 UCL 37.4 40 40 35.3% Δ = 28.8% 30 30 p < 0.0001 Δ = 21.7% p < 0.00001 20 20 16.9% 13.6% 10 10 0 0 Placebo VP 250 Placebo VP 250 n = 118 n = 238 n = 118 n = 238 44 Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. % of Responders % of Responders

Positive Phase III REALISE Results Support Regulatory Filings for Viaskin Peanut

Positive 6-month safety results confirmed the safety and tolerability profile observed in PEPITES, VIPES and CoFAR6



393 peanut allergic children
32 centers in North America
Placebo
250 µg
250 µg
Safety Endpoint
Safety Checkpoint
Safety Checkpoint
Safety Checkpoint
M0
M6
M12
M24
M36
Open Label

Clinical Trial Patient Population	Safety & Exploratory Endpoints
Patients 4 to 11 with history of IgE-mediated reactions to peanut • Including patients with severe anaphylaxis **≥ 14 kU/L peanut-specific IgE and ≥ 8 mm SPT* wheal**	**Primary endpoint to assess safety at M6** • Treatment Emergent Adverse Events **No oral food challenges are required at baseline** **Exploratory endpoints** • Quality of Life Questionnaires (FAQLQ & FAIM) • Evolution of peanut-specific serological markers over time (IgE, IgG4, SPT wheal)

* SPT: Skin Prick Test

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

45

Viaskin Peanut Phase II Program: VIPES, OLFUS-VIPES & COFAR6Viaskin Peanut Phase II Program: VIPES, OLFUS-VIPES & COFAR6

VIPES: Dose-Finding Phase IIb Efficacy and Safety Trial (Sampson, *JAMA* 2017)


221 stratified patients, 22 centers in US, Canada, France, Poland, and Netherlands
Placebo
50 µg
100 µg
250 µg
250 µg
M0
M12
M0
M12
M24
M26
VIPES
Dose-finding
OLFUS-VIPES
Open Label Follow-Up Study

Clinical Trial Patient Population	VIPES & OLFUS-VIPES Efficacy
Highly allergic patients • > 0.7 kU/L peanut-specific IgE and ≥ 8 mm SPT* wheal • Reactive dose at M0 ≤ 300 mg peanut protein (ie. approx 1 peanut)	**Primary endpoint at M12, M24 and M36** • ≥ 1000 mg reactive dose OR • ≥ 10-fold of the initial reactive dose **Main secondary endpoints:** • CRD**, changes in peanut sIgE and sIgG4

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

*SPT: Skin Prick Test

**CRD: Cumulative Reactive Dose at Food Challenge

● Denotes a completed food challenge

47

VIPES: Patient Population Snapshot at Baseline



Randomized Patients (n)
6
1
11
2
17
13
23
13
38
39
18
40
1
3
10
30
100
300
Peanut Protein Eliciting Dose (mg)
Children
Adolescents/Adults

221 patients randomized
- 113 Children (6-11)
- 73 Adolescents (12-17) & 35 Adults (18+)

Highly allergic patients (median)
- Children = 30 mg
- Adolescents & Adults = 100 mg

Very high IgE levels: > 100 kU/L
- 47% of Children
- 38% of All Patients

Medical History of Patients

	n	%
Asthma	130	58.8
Eczema/Atopic Dermatitis	114	51.6
Allergic Rhinitis	96	43.4
Polyallergic	183	82.8

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

48

VIPES: Phase IIb Results Key Conclusions • Primary endpoint met with Viaskin Peanut 250 µg – Greatest response in children ages 6-11 (53.6% vs. 19.4%, p = 0.008) • Increase in threshold reactivity of peanut protein showed a clear dose response with greatest benefit in the 250 µg arm – In the children subgroup, mean CRD* at month 12 was 1211.9 mg (median 444 mg) in active vs. 239.1 mg (median 144 mg) in placebo (p < 0.001) • Immunological data supports treatment effect • Favorable safety and tolerability profile – 6.3% discontinuation rate (0.9% related to treatment) – Most frequent related AEs: local cutaneous reaction > 90% of patients mainly mild and moderate (50% with a duration < 2 months) – Median treatment compliance of 97.6% Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. *CRD: Cumulative Reactive Dose at Food Challenge 49 JAMA. 2017;318(18):1798-1809. doi:10.1001/jama.2017.16591VIPES: Phase IIb Results Key Conclusions • Primary endpoint met with Viaskin Peanut 250 µg – Greatest response in children ages 6-11 (53.6% vs. 19.4%, p = 0.008) • Increase in threshold reactivity of peanut protein showed a clear dose response with greatest benefit in the 250 µg arm – In the children subgroup, mean CRD* at month 12 was 1211.9 mg (median 444 mg) in active vs. 239.1 mg (median 144 mg) in placebo (p < 0.001) • Immunological data supports treatment effect • Favorable safety and tolerability profile – 6.3% discontinuation rate (0.9% related to treatment) – Most frequent related AEs: local cutaneous reaction > 90% of patients mainly mild and moderate (50% with a duration < 2 months) – Median treatment compliance of 97.6% Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. *CRD: Cumulative Reactive Dose at Food Challenge 49 JAMA. 2017;318(18):1798-1809. doi:10.1001/jama.2017.16591

VIPES: Primary Endpoint Met; Focus On Children (Ages 6-11) Response rate in children across doses after 12 months p = 0.008 80% 70% 60% 50% 40% 30% 57.1% 53.6% 46.2% 20% 10% 19.4% 0% Placebo 50 µg 100 µg 250 µg n = 31 n = 28 n = 26 n = 28 50 Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. % of Responders (95% CI)VIPES: Primary Endpoint Met; Focus On Children (Ages 6-11) Response rate in children across doses after 12 months p = 0.008 80% 70% 60% 50% 40% 30% 57.1% 53.6% 46.2% 20% 10% 19.4% 0% Placebo 50 µg 100 µg 250 µg n = 31 n = 28 n = 26 n = 28 50 Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. % of Responders (95% CI)

VIPES: Peanut Consumption In Children (Ages 6-11) Clear Dose Response, Clear Magnitude Of Effect Increase in CRD in children after 12 months (Mean and Median)* p < 0.001 2,000 mg 4-5 peanuts 1,500 mg 1,121.0 mg 1,000 mg 570.0 mg 471.2 mg Median = 400.0 500 mg Median = 114.5 60.8 mg Median = 135.0 Median = 0.0 Placebo 50 µg 100 µg 250 µg 0 mg n = 31 n = 28 n = 26 n = 28 * Excluding missing data 51 Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. Mean CRD Increase (95% CI)VIPES: Peanut Consumption In Children (Ages 6-11) Clear Dose Response, Clear Magnitude Of Effect Increase in CRD in children after 12 months (Mean and Median)* p < 0.001 2,000 mg 4-5 peanuts 1,500 mg 1,121.0 mg 1,000 mg 570.0 mg 471.2 mg Median = 400.0 500 mg Median = 114.5 60.8 mg Median = 135.0 Median = 0.0 Placebo 50 µg 100 µg 250 µg 0 mg n = 31 n = 28 n = 26 n = 28 * Excluding missing data 51 Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. Mean CRD Increase (95% CI)

VIPES: Immunological Changes In Children (Ages 6- 11) Supports Treatment Effect Peanut-specific IgE (kU/L) Peanut-specific IgG4 (mg/L) 52 Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.VIPES: Immunological Changes In Children (Ages 6- 11) Supports Treatment Effect Peanut-specific IgE (kU/L) Peanut-specific IgG4 (mg/L) 52 Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

VIPES: Primary Efficacy Endpoint Met Identified Viaskin 250 µg As Phase III Dose Response rate across doses after 12 months p = 0.01 70% 60% 50% 40% 30% 50.0% 45.3% 20% 41.1% 10% 25.0% 0% Placebo 50 µg 100 µg 250 µg n = 56 n = 53 n = 56 n = 56 53 Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. % of Responders (95% CI)VIPES: Primary Efficacy Endpoint Met Identified Viaskin 250 µg As Phase III Dose Response rate across doses after 12 months p = 0.01 70% 60% 50% 40% 30% 50.0% 45.3% 20% 41.1% 10% 25.0% 0% Placebo 50 µg 100 µg 250 µg n = 56 n = 53 n = 56 n = 56 53 Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. % of Responders (95% CI)

VIPES: Adolescents & Adults High Placebo Response Rate Distorts Analysis Patients aged 12-55 response rate across doses p = 0.40 70% 60% 50% 40% 30% 46.4% 20% 36.7% 10% 32.0% 32.0% 0% Placebo 50 µg 100 µg 250 µg n = 25 n = 25 n = 30 n = 28 54 Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. % of Responders (95% CI)VIPES: Adolescents & Adults High Placebo Response Rate Distorts Analysis Patients aged 12-55 response rate across doses p = 0.40 70% 60% 50% 40% 30% 46.4% 20% 36.7% 10% 32.0% 32.0% 0% Placebo 50 µg 100 µg 250 µg n = 25 n = 25 n = 30 n = 28 54 Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. % of Responders (95% CI)

VIPES: Adolescents & Adults Changes From Baseline CRD Indicate Dose Response Trend Patients aged 12-55 increase in baseline CRD at 12 months across doses 1,500.0 mg 1,000.0 mg 842.3 mg 837.4 mg 619.2 mg 528.4 mg 500.0 mg Median = 335.0 Median = 30.0 Median = 0.0 Median = 10.0 0.0 mg Placebo 50 μg 100 µg 250 μg n = 25 n = 28 n = 30 n = 28 55 Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. Mean CRD Increase (95% CI)VIPES: Adolescents & Adults Changes From Baseline CRD Indicate Dose Response Trend Patients aged 12-55 increase in baseline CRD at 12 months across doses 1,500.0 mg 1,000.0 mg 842.3 mg 837.4 mg 619.2 mg 528.4 mg 500.0 mg Median = 335.0 Median = 30.0 Median = 0.0 Median = 10.0 0.0 mg Placebo 50 μg 100 µg 250 μg n = 25 n = 28 n = 30 n = 28 55 Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. Mean CRD Increase (95% CI)

VIPES: Adolescents & Adults Immunological Changes Support Dose Response Trend Peanut-specific IgE (kU/L) Peanut-specific IgG4 (mg/L) 56 Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.VIPES: Adolescents & Adults Immunological Changes Support Dose Response Trend Peanut-specific IgE (kU/L) Peanut-specific IgG4 (mg/L) 56 Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

VIPES: Post Hoc Analysis Using PEPITES Responder Definition VIPES Children (6-11 years) - Viaskin 250 μg at M12 Reported Response Rate VIPES Response Rate Using the PEPITES Response Criteria 80% 80% p = 0.0007 p = 0.008 70% 70% 60% 60% 50% 50% 40% 40% 30% 30% 53.6% 46.4% 20% 20% 10% 10% 6.5% 19.4% 0% 0% Placebo 250 µg Placebo 250 µg n = 31 n = 28 n = 31 n = 28 57 Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. % of Responders % of RespondersVIPES: Post Hoc Analysis Using PEPITES Responder Definition VIPES Children (6-11 years) - Viaskin 250 μg at M12 Reported Response Rate VIPES Response Rate Using the PEPITES Response Criteria 80% 80% p = 0.0007 p = 0.008 70% 70% 60% 60% 50% 50% 40% 40% 30% 30% 53.6% 46.4% 20% 20% 10% 10% 6.5% 19.4% 0% 0% Placebo 250 µg Placebo 250 µg n = 31 n = 28 n = 31 n = 28 57 Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. % of Responders % of Responders

OLFUS-VIPES: Open-label Follow-up Trial To VIPES Extension Trial To Support Use Of Viaskin Peanut


221 stratified patients, 22 centers in US, Canada, France, Poland, and Netherlands
Placebo
50 µg
100 µg
250 µg
250 µg
M0
M12
M0
M12
M24
M26
VIPES
Dose-finding
OLFUS-VIPES
Open Label Follow-Up Study

171 patients opted to enroll in OLFUS (overall 83% roll-over rate from VIPES)

- 97 children and 74 adolescents & adults

Assessed long-term safety and efficacy

Double-Blind Placebo-Controlled Food Challenge (DBPCFC) administered at month-12 and month-24

Month-26 DBPCFC to explore "sustained unresponsiveness"

- Patients unresponsive to CRD* > 1,440 mg at month-24 DBPCFC were eligible to continue study
- Two-month period without treatment or consumption of peanut to assess durability of response

*CRD: Cumulative Reactive Dose at Food Challenge

● Denotes a completed food challenge

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

58

OLFUS-VIPES: Long-term Extension Data Shows Benefit Increases Over Time in Phase IIb Study

Response Rate at OLFUS: Baseline, Year-1 and Year-2



100%
80%
60%
40%
20%
0%
57.1%
(12/21)
80.0%
(16/20)
83.3%
(15/18)
OLFUS baseline
n = 21
OLFUS year 1
n = 20*
OLFUS year 2
n = 18**

Cumulative Reactive Dose in OLFUS



Mean ± 95% CI
Observed values, ITT
5,000 mg
3,000 mg
2,000 mg
1,000 mg
0 mg
2,453.9 mg
1,883.5 mg
1,067.8 mg
Median = 1,440 mg
Median = 1,440 mg
Median = 444 mg
84.5 mg
Median = 44 mg
VIPES baseline
n = 21
OLFUS baseline
n = 21
OLFUS year 1
n = 20
OLFUS year 2
n = 18
Excluding missing data

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

Results shown for Viaskin Peanut 250 µg
* 1 child discontinued (not related to Viaskin Peanut)
** 2 children discontinued (none related to Viaskin Peanut)
Sampson et al. JAMA. 2017;318(18):1798-1809. doi:10.1001/jama.2017.16591,. Shreffler et al. AAAAI 2017, #L7

59

OLFUS-VIPES: Immunological Changes, Ages 6-11 Relative Change IgE Relative Change IgG4 Median ± IQ Median ± IQ 4,000 100 3,000 2,000 50 1,000 0 500 -50 0 3 6 12 18 24 30 36 Months 0 3 6 12 18 24 30 36 Months Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. Median relative change = 100 x (Month xx – Baseline)/Baseline 60 Viaskin Peanut 250 µg, n = 18OLFUS-VIPES: Immunological Changes, Ages 6-11 Relative Change IgE Relative Change IgG4 Median ± IQ Median ± IQ 4,000 100 3,000 2,000 50 1,000 0 500 -50 0 3 6 12 18 24 30 36 Months 0 3 6 12 18 24 30 36 Months Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. Median relative change = 100 x (Month xx – Baseline)/Baseline 60 Viaskin Peanut 250 µg, n = 18

OLFUS-VIPES: Long-term Follow-up Data Key Conclusions Late Breaking Oral Presentation at AAAAI 2017 • In children treated for three years with a 250 µg dose there was a trend of progressive response to treatment as measured by increased response rate, higher CRD* and serological changes – Treatment benefit was observed to be long-lasting for three years – 83.3% response rate after three years, an increase from 57.1% at OLFUS baseline – Mean CRD reached 2,453.9 mg at the end of OLFUS, from 1,067.8 mg at OLFUS baseline • No decreased compliance or increased frequency of AEs in VIPES patients treated for 24 additional months – 95.5 % overall compliance rate was observed throughout the study – No SAEs or epinephrine use due to treatment was reported in 36 months – Most adverse events were related to application site and were mild to moderate, with decreasing severity and frequency over time Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. Shreffler et al. AAAAI 2017, #L7 61 *CRD: Cumulative Reactive Dose at Food ChallengeOLFUS-VIPES: Long-term Follow-up Data Key Conclusions Late Breaking Oral Presentation at AAAAI 2017 • In children treated for three years with a 250 µg dose there was a trend of progressive response to treatment as measured by increased response rate, higher CRD* and serological changes – Treatment benefit was observed to be long-lasting for three years – 83.3% response rate after three years, an increase from 57.1% at OLFUS baseline – Mean CRD reached 2,453.9 mg at the end of OLFUS, from 1,067.8 mg at OLFUS baseline • No decreased compliance or increased frequency of AEs in VIPES patients treated for 24 additional months – 95.5 % overall compliance rate was observed throughout the study – No SAEs or epinephrine use due to treatment was reported in 36 months – Most adverse events were related to application site and were mild to moderate, with decreasing severity and frequency over time Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. Shreffler et al. AAAAI 2017, #L7 61 *CRD: Cumulative Reactive Dose at Food Challenge

CoFAR6: Efficacy And Safety – NIAID Sponsored Phase II



221 stratified patients, 22 centers in US, Canada, France, Poland, and Netherlands
Enrollment
n = 75
Entry OFC positive to cumulative dose of < 1044 mg peanut protein
250 mg Viaskin Peanut
100 mg Viaskin Peanut
Placebo
250 mg Viaskin Peanut
Randomization
1:1:1
Week 52
5044 mg OFC
Week 130
5044 mg OFC
[End of study]

Defined Endpoints

Primary endpoint: Proportion with a treatment success following 52 weeks of blinded treatment

- Passing a 5044 mg OFC* to peanut protein at week 52 OR ≥ 10-fold increase in the successfully consumed dose (SCD) of peanut protein at week 52 compared to baseline OFC

Secondary endpoints:

- Comparison of Viaskin Peanut 100 µg vs Viaskin Peanut 250 µg doses at week 52
- Desensitization and sustained unresponsiveness at week 130
- Incidence of all adverse events
- Changes in immune markers

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

Jones SM, et al. *J Allergy Clin Immunol.* 2017;139:1242-1252

*OFC: Oral Food Challenge

● *Denotes a completed food challenge;* ○ *Denotes a pending food challenge*

62

CoFAR6: Primary Endpoint Was Met



All Patients
Primary Endpoint
p = 0.003
p = 0.005
100
50
0
Treatment Success (%)
12.0%
45.8%
48.0%
Placebo
n = 25
100 µg
n = 24
250 µg
n = 25
4 – 11 Years
Pre-specified Analysis
p = <0.001
p = <0.001
100
50
0
Treatment Success (%)
5.6%
58.8%
61.1%
Placebo
n = 18
100 µg
n = 17
250 µg
n = 18

- **No SAEs or Epinephrine due to drug**
- **96% compliance**
- **Primary endpoint met (p = 0.003)**
- **Significant age by treatment interaction**
  - ~1/3 of children treated with 250 µg were able to tolerate > 1,000 mg protein (~4 peanuts)
  - Significant increase in IgG4

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

Jones SM, et al. *J Allergy Clin Immunol.* 2017;139:1242-1252

63

Viaskin Milk Phase II Program: MILESViaskin Milk Phase II Program: MILES

Viaskin Milk: Milk Allergy (CMPA) Phase II Study Identified Safe/Effective Dose for Children



Phase I (Part A)
Phase II (Part B)
Open Label
Pediatric Phase I/II
USA & Canada
Part A: 18 patients
Part B: 180 patients
Cohort at 500µg dose
DSMB
Cohort at 300µg dose
DSMB
Cohort at 150µg dose
FDA & DSMB
Placebo
150 µg
300 µg
500 µg
M0
M12
300 µg***
M24
M36
Food challenges optional following 12 and 24 months of receiving 300 µg

Clinical Trial Patient Population
• Children (2-11) and adolescents (12-17) • Highly sensitive to milk (≥ 10 kU/L milk-specific IgE and ≥ 6 mm SPT* wheal) • Reactive dose at baseline (M0) ≤300 mg cow's milk protein (CMP) (~ ≤ 9.4 mL of cow's milk)

Efficacy Endpoints
Treatment responder definition at M12: • ≥ 10-fold increase in CRD** and at least 144 mg of CMP • OR CRD ≥ 1,444 mg **Key secondary endpoints:** • Change from baseline in IgE, IgG4

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

* SPT: Skin Prick Test
** CRD: Cumulative Reactive Dose at Food Challenge
*** Protocol change implemented in August 2018 to switch all patients to 300 µg (from 500 µg) for treatment up to 24 months
Denotes a completed food challenge; Denotes a pending, optional food challenge

65

MILES Patient Population at Baseline Medical history of patients 198 patients randomized n% • 152 Children (2-11) Asthma 139 70.2 • 46 Adolescents (12-17) Atopic Dermatitis 139 70.2 CRD of Cow’s Milk Allergic Rhinitis 144 72.7 Polyallergic 178 89.9 Mean • Children: 216.3 mg Mean Cow’s Milk sIgE • Adolescents: 222.0 mg • Children: 135.2 kU/L Median • Adolescents: 127.9 kU/L • Children: 144 mg • Adolescents: 144 mg Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. 66MILES Patient Population at Baseline Medical history of patients 198 patients randomized n% • 152 Children (2-11) Asthma 139 70.2 • 46 Adolescents (12-17) Atopic Dermatitis 139 70.2 CRD of Cow’s Milk Allergic Rhinitis 144 72.7 Polyallergic 178 89.9 Mean • Children: 216.3 mg Mean Cow’s Milk sIgE • Adolescents: 222.0 mg • Children: 135.2 kU/L Median • Adolescents: 127.9 kU/L • Children: 144 mg • Adolescents: 144 mg Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. 66

MILES Results: Support Viaskin Milk 300µg as the Potential First Treatment for CMPA in Children 2-11

Response Rate (ITT*)



p = 0.733
p = 0.042
p > 0.999
% of Responders (90% CI)
32.5%
34.2%
57.9%
38.9%
Placebo
n = 40
150 µg
n = 38
300 µg
n = 38
500 µg
n = 36

Favorable safety, tolerability and compliance

- Overall discontinuation rate of 4.5%
  - 1.5% dropout due to AEs
- Most AEs related to application site (mild to moderate)
- No severe anaphylaxis
- No SAEs or epinephrine related to treatment
- Treatment adherence was high
  - Mean patient compliance > 95%

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

** Missing data: failure imputation (considered as non-responders) in ITT population*
P-values obtained using exact logistic regression
ITT, Intent-to-Treat

67

MILES Results: Significant Improvement in Threshold Reactivity with Viaskin Milk 300µg in Children 2-11



Change of CRD (ITT*†)
Mean (SE) Change of CRD at M12 vs Baseline, mg*
1800
1600
1400
1200
1000
800
600
400
200
0
p = 0.985
p = 0.045
p = 0.617
565.6
120
624.6
300
1322.4
1000
839.8
62
Placebo
n = 39
VM150 µg
n = 37
VM300 µg
n = 36
VM500 µg
n = 34



Change of CRD (PP*)
Mean (SE) Change of CRD at M12 vs Baseline, mg*
1800
1600
1400
1200
1000
800
600
400
200
0
p = 0.822
p = 0.043
p = 0.809
510.8
100
569.6
106
1340.3
1000
848.0
25
Placebo
n = 35
VM150 µg
n = 28
VM300 µg
n = 32
VM500 µg
n = 32

– Median

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

*Among patients with evaluable CRD assessment at Month 12.

†Note, not all subjects underwent a Month-12 OFC: 1 subject in PBO, 1 subject in VM150 µg, 2 in VM300 µg, and 2 in VM500 µg did not report Month-12 CRD.

P-values obtained from ANCOVA model including on CRD at M0 and treatment group as fixed effect, using log-transformed data.

68

MILES Results: All Dose Cohorts At Month-12 Response Rate, Overall Population (ITT*)



Response Rate (ITT*)
p = 0.682
p = 0.085
p = 0.641
% of Responders (95% CI)
70
60
50
40
30
20
10
0
30.2%
36.7%
49.0%
36.2%
Placebo
n = 53
VM150 µg
n = 49
VM300 µg
n = 49
VM500 µg
n =47



Response Rate (PP)
p = 0.522
p = 0.027
p = 0.649
% of Responders (95% CI)
70
60
50
40
30
20
10
0
28.9%
36.1%
55.0%
37.2%
Placebo
n = 45
VM150 µg
n = 36
VM300 µg
n = 40
VM500 µg
n = 43

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

*Missing data: failure imputation (considered as non-responders) in ITT population
P-values obtained using exact logistic regression
ITT=Intent-to-Treat; PP=Per Protocol

69

MILES Results: All Dose Cohorts At Month-12 CRD, Overall Population (ITT)



Mean Increase in CRD
p = 0.736
p = 0.008
p = 0.189
Mean CRD Increase at M12 vs Baseline, mg*
555.5
Median 100 mg
745.1
Median 300 mg
1,201.0
Median 400 mg
723.5
Median 93 mg
Placebo
n = 39
150 µg
n = 37
300 µg
n = 36
500 µg
n = 34

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

*Among patients with evaluable CRD assessment at Month 12

†Note, not all subjects underwent a Month-12 OFC: 1 subject in PBO, 1 subject in VM150 µg, 4 in VM300 µg, and 2 in VM500 µg did not report Month-12 CRD

P-values obtained from ANCOVA model including on CRD at M0 and treatment group as fixed effect, using log-transformed data

ITT=Intent-to-Treat; PP=Per Protocol; SE=Standard Error

70

MILES Immunologic Data in Children 2-11 (ITT): Significant Immunomodulation with Viaskin Milk sIgG4 casein, mg/L sIgG4 α-lactalbumin, mg/L sIgG4 β-lactoglobulin, mg/L p ˂ 0.001 p ˂ 0.001 p ˂ 0.001 p ˂ 0.001 p ˂ 0.001 p ˂ 0.001 p ˂ 0.001 p ˂ 0.001 p ˂ 0.001 • For sIgE levels in children, there is a trend towards reduction with VM doses • No changes observed in SPT responses Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. P-values obtained from repeated-measures ANCOVA model including treatment group, timepoint, treatment-by-timepoint interaction and M0 value as fixed effect, using log-transformed data; ITT=Intent-to-Treat 71 Geometric Mean (90% CI) Geometric Mean (90% CI) Geometric Mean (90% CI) MILES Immunologic Data in Children 2-11 (ITT): Significant Immunomodulation with Viaskin Milk sIgG4 casein, mg/L sIgG4 α-lactalbumin, mg/L sIgG4 β-lactoglobulin, mg/L p ˂ 0.001 p ˂ 0.001 p ˂ 0.001 p ˂ 0.001 p ˂ 0.001 p ˂ 0.001 p ˂ 0.001 p ˂ 0.001 p ˂ 0.001 • For sIgE levels in children, there is a trend towards reduction with VM doses • No changes observed in SPT responses Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority. P-values obtained from repeated-measures ANCOVA model including treatment group, timepoint, treatment-by-timepoint interaction and M0 value as fixed effect, using log-transformed data; ITT=Intent-to-Treat 71 Geometric Mean (90% CI) Geometric Mean (90% CI) Geometric Mean (90% CI)

MILES Immunologic Data in Children 2-11 (ITT): Significant Immunomodulation with Viaskin Milk



Placebo Patch
VM150 µg Patch
VM300 µg Patch
VM500 µg Patch
sIgE casein, kUA/L
sIgE α-lactalbumin, kUA/L
sIgE β-lactoglobulin, kUA/L
Geometric Mean (90% CI)
Month
p = 0.018
p = 0.166
p = 0.307
p = 0.003
p = 0.336
p = 0.090
p = 0.008
p = 0.201
p = 0.172

- There is a trend towards reduction of sIgE levels in VM doses

Epicutaneous immunotherapy and Viaskin™ Peanut are under clinical investigation and have not been approved for marketing by any health or regulatory authority.

P-values obtained from repeated-measures ANCOVA model including treatment group, timepoint, treatment-by-timepoint interaction and M0 value as fixed effect, using log-transformed data; *ITT=Intent-to-Treat*

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